UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2025

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

CONTENTS

Closing of the Rights Offering

On July 28, 2025, the subscription period (the “Subscription Period”) of the previously announced rights offering (the “Rights Offering”) of IceCure Medical Ltd. (the “Company”) expired at 5:00 p.m., Eastern Time (the “Expiration Date”). On August 1, 2025, following a customary reconciliation process with The Depositary Trust Company, the Company closed its Rights Offering, pursuant to which 5,327,862 of the Company’s ordinary shares, no par value (the “Ordinary Shares”), warrants to purchase up to 5,372,223 Ordinary Shares (the “Warrants”), and pre-funded warrants to purchase up to 44,361 Ordinary Shares (the “Pre-Funded Warrants”) were purchased by the exercise of basic subscription rights, and 4,626,894 additional Ordinary Shares, additional Warrants to purchase 4,627,771 Ordinary Shares, and 877 additional Pre-Funded Warrants were purchased by the over-subscription privilege.

In the aggregate, the Company issued 9,954,756 Ordinary Shares, Warrants to purchase 9,999,994 Ordinary Shares, and 45,238 Pre-Funded Warrants to purchase Ordinary Shares at the subscription price of $1.00 per subscription unit of one Ordinary Share and one Warrant to purchase one Ordinary Share and $0.9999 per subscription unit of one Warrant to purchase one Ordinary Share and one Pre-Funded Warrant to purchase one Ordinary Share at the closing of the Rights Offering.

The Company received $9,999,989.33 in gross proceeds from the Rights Offering. As further described in the Registration Statement and prospectus for the Rights Offering, the Company expects to use the proceeds from the Rights Offering to repay the loan amount of a bridge loan from Epoch Partner Investments Limited (“Epoch”) and for general corporate and working capital purposes.

Pursuant to the terms of the Rights Offering, the subscription rights that were not properly exercised by the Record Date expired and became of no further force or effect. The Rights Offering is terminated with respect to the Ordinary Shares, Warrants and Pre-Funded Warrants not issued at the closing.

The Rights Offering was made pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-288062), as amended, which was declared effective by the Securities and Exchange Commission (the “SEC”) on July 9, 2025. A final prospectus describing the terms of the Rights Offering was filed with the SEC on July 9, 2025, as supplemented by prospectus supplements filed by the Company on July 16, 2025 and July 28, 2025.

This Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) does not constitute an offer to sell or a solicitation of an offer to buy any of the subscription rights, Ordinary Shares, Warrants, Pre-Funded Warrants or any other securities, nor will there be any offer, solicitation or sale of any of the subscription rights, Ordinary Shares, Warrants, Pre-Funded Warrants or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction.

Press Release

On July 29, 2025, the Company issued a press release titled “IceCure Announces Expiration and Results of Approximately Two Times Over-Subscribed Rights Offering for Aggregate Gross Proceeds of $10.0 Million,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-258660 and 333-267272) and Form S-8 (Registration Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this Form 6-K when it discusses that it expects to use proceeds from the Rights Offering to repay the loan amount of a bridge loan from Epoch and for general corporate and working capital purposes. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 27, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this Form 6-K, except as required by law.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated July 29, 2025 titled “IceCure Announces Expiration and Results of Approximately Two Times Over-Subscribed Rights Offering for Aggregate Gross Proceeds of $10.0 Million”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: August 1, 2025	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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